UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-30063
CUSIP Number: 04315D 40 0
(Check One):     ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K      ☑ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
ARTISTdirect, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
10900 Wilshire Boulevard, Suite 1400

Address of Principal Executive Office (Street and Number)
Los Angeles, California 90024

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.
The Company has incurred a delay in assembling the information required to be included in its June 30, 2005 Form 10-QSB Quarterly Report. The Company expects to file its June 30, 2005 Form 10-QSB Quarterly Report within the allotted extension period.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert N. Weingarten	310	443-5360

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the sale of the Company’s interest in ARTISTdirect Records, LLC effective February 28, 2005, the Company recognized a net non-cash gain in its consolidated statement of operations for the six months ended June 30, 2005 of $21,079,000 (unaudited), primarily as a result of the elimination of the liabilities of ARTISTdirect Records, LLC.
As a result of an increase in revenues in the Company’s media business segment in 2005 as compared to 2004, the Company expects to report net income from continuing operations for the three months and six months ended June 30, 2005, as compared to a net loss from continuing operations for the three months and six months ended June 30, 2004.
ARTISTdirect, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2005	By:	/s/ ROBERT N. WEINGARTEN
Robert N. Weingarten
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).